Exhibit 4.1

BANKUNITED FINANCIAL CORPORATION

$120,000,000

3.125% Convertible Senior Notes due 2034

SECOND SUPPLEMENTAL INDENTURE

Dated as of February 20, 2008

to

INDENTURE

Dated as of February 27, 2004

U.S. BANK NATIONAL ASSOCIATION

as Trustee

SECOND SUPPLEMENTAL INDENTURE, effective as of February 20, 2008 (this “Second Supplemental Indenture”), to that certain Indenture, dated as of February 27, 2004, as supplemented by the First Supplemental Indenture, dated as of December 28, 2004 (collectively, the “Indenture”) between BANKUNITED FINANCIAL CORPORATION, a Florida Corporation (the “Company”), and U.S. BANK NATIONAL ASSOCIATION, a national banking association duly organized and existing under the laws of the United States as trustee (the “Trustee”). All terms used herein and not otherwise defined herein shall have the same respective meanings as in the Indenture.

RECITALS:

A. The Company has heretofore executed and delivered the Indenture providing for the issuance of 3.125% Convertible Senior Notes due 2034 (the “Securities”);

B. Section ll.l(j) of the Indenture provides that, except as otherwise provided in the Indenture, the Company and the Trustee may amend, modify or supplement the Indenture without the consent of any Security Holder to cure any ambiguity, correct or supplement any provision in the Indenture which may be inconsistent with any other provisions in the Indenture or which is otherwise defective, or to make any other provisions with respect to matters or questions arising under the Indenture which the Company may deem necessary or desirable and which shall not be inconsistent with the provisions of the Indenture, provided, however, that such action does not adversely affect the interests of the Holders of the Securities.

C. Section 12.1(b)(i) of the Indenture provides that in certain events, including a distribution by the Company to all holders of Class A Common Stock rights or warrants (other than pursuant to a stockholder rights plan) entitling them to purchase Class A Common Stock at less than the Sale Price of the Class A Common Stock at the time of the distribution of the rights or warrants:

“the Company must notify, in writing, Holders of Securities of the occurrence of such an event at least 20 days prior to the Ex-Dividend Date for any such distribution. Once the Company has given such notice, Holders may surrender their Securities for conversion at any time until the earlier of the close of business on the Business Day immediately preceding the Ex-Dividend Date or the date of announcement by the Company that the distribution will not take place. No Holder may convert its Securities pursuant to this Section 12.1(b) if the Holder may participate in the distribution without conversion.”

D. The Company has concluded that Section 12.(b)(i) does not require the notice to Holders described therein if there is no conversion right under Section 12.1(b);

E. Company has concluded that, as drafted, Section 12.1(b)(i) is internally inconsistent and ambiguous and may be amended pursuant to Section ll.l(j) to clarify the language to expressly eliminate the notice requirement in cases where there is no right of conversion, and that such amendment does not adversely affect the interests of the Holders of the Securities;(the “Amendment”);

F. Section 12.11 of the Indenture provides that the Trustee has no duties under Article 12 (Conversion) and that the Trustee shall not be responsible for any failure of the Company to comply with such Article 12.

G. The Company desires and has requested the Trustee to join the Company in the execution and delivery of this Second Supplemental Indenture pursuant to Section 11.1(j) for the purpose of amending the Indenture to clarify the language in Section 12.1(b)(i);

H. The Company will mail to each Holder a notice describing the Amendment upon execution of this Second Supplemental Indenture; and

I. The Company has represented to the Trustee that all things necessary to make this Second Supplemental Indenture a valid and binding agreement of the Company and the Trustee and a valid and binding amendment of the Indenture have been done.

Each party agrees as follows for the benefit of the other party and for the equal and ratable benefit of the Holders of the Securities:

Section 1. Amendment.

(a) Section 12.1(b)(i) of Article 12 of the Indenture is hereby amended by adding the following language as a new sentence to be inserted immediately after the last sentence of the last full paragraph of Section 12.1(b)(i):

“With respect to distributions for which Holders do not have conversion rights by reason of the preceding sentence, the Company shall not be required to provide the notice described above in this Subsection 12.1 (b) to Holders.”

(b) All provisions of this Indenture and the Securities shall be read to give effect to the election in clause (a) of this Section above.

Section 2. Ratification of Indenture; Supplemental Indenture Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. In the event of a conflict between the terms and conditions of the Indenture and the terms and conditions of this Second Supplemental Indenture, then the terms and conditions of this Second Supplemental Indenture shall prevail. This Second Supplemental Indenture shall form a part of the Indenture for all purposes, and every Security heretofore and hereafter authenticated and delivered shall be bound hereby.

Section 4. Governing Law. This Second Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

Section 5. Counterparts. The parties may sign any number of copies of this Second Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. One signed copy is enough to prove the validity and authenticity of this Second Supplemental Indenture.

Section 6. Effect of Headings. The section headings herein are for convenience only and shall not affect the construction hereof.

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IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed as of the day and year first above written.

BANKUNITED FINANCIAL CORPORATION

By:	/s/ Humberto Lopez
Name:	Humberto Lopez
Title:	Senior Executive Vice President, Chief Financial Officer

U.S. BANK NATIONAL ASSOCIATION, As Trustee

By:	/s/ Richard H. Prokosch
Name:	Richard H. Prokosch
Title:	Vice President